FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

January 5, 2005

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

	Change in Outstanding and Reserved Securities
	Issued and Outstanding Share Summary	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		42,786,174
ADD:	Stock Options Exercised
	Share Purchase Plan
	Dividend Reinvestment Plan
	Exercise Warrants
	Private Placement
	Conversion
	Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
	Redemption
	Other Cancellation (provide description)
	Closing Issued and Outstanding Share Balance*		42,786,174

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				0
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

				SUBTOTAL

Stock Option Outstanding – Pre Plan — Closing Balance				0

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				2,703,000
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	ExpiryDate	Exercise Price	# of Options Granted

				SUBTOTAL	0

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

				SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance				2,703,000
Stock Option Outstanding – Closing Balance – Grand Total				2,703,000

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			2,642,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Exercised (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			2,642,000

	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			439,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			439,000

All information reported in this Form is for the month of November 2004

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	November 5, 2004

NEWS RELEASE

SUPERIOR DIAMONDS INC.

SOUTHWESTERN RESOURCES CORP.

SUPERIOR DIAMONDS PROPOSES A $600,000 FINANCING

Not for Distribution to U.S. News Wire Services or for Dissemination in the United States

December 2, 2004

Vancouver BC - Superior Diamonds Inc. (SUP-TSXV) announced today that it has agreed to sell on a private placement basis an aggregate of 1,500,000 common shares of the Company at a price of $0.40 per share, for gross proceeds of $600,000.

Southwestern Resources Corp. (SWG-TSX) will, subject to regulatory acceptance, be the sole private placee and purchase the 1,500,000 common shares from Superior Diamonds.  Southwestern currently owns 15.2% of the outstanding shares of the Company, and the proposed private placement will increase Southwestern’s interest in Superior Diamonds to approximately 19.79%.

Superior Diamonds intends to use the net proceeds from the private placement for the purposes of carrying out further exploration on its projects in Québec and Ontario and for unallocated working capital.

Superior Diamonds has a large land position in northern Ontario and has acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp.  Southwestern owns 15.2% interest and Aurora Platinum Corp. owns 26% of the outstanding shares of the Company.

Southwestern Resources Corp. is exploring in several countries for precious and other base metals, including the Boka Gold Project in China with Team 209 and the Liam Gold-Silver Project in Peru with Newmont Peru.  The Company has a number of significant joint ventures and wholly owned properties.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Thomas W. Beattie, Director

Superior Diamonds Inc.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 806-0667 / Fax (604) 688-5175

info@superiordiamonds.ca

www.superiordiamonds.ca

John G. Paterson, President

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN AND NEWMONT SIGN VENTURE AGREEMENT

TO EXPLORE IN YUNNAN AND SICHUAN PROVINCES, CHINA

December 8, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that its subsidiary, Southwest Minerals Inc., has signed a Venture Agreement with Newmont Overseas Exploration Limited, a subsidiary of Newmont Mining Corporation (NYSE & ASX: NEM; TSX: NMC), to explore an area of approximately 76,000 square kilometres in Yunnan and Sichuan Provinces, China.  The area of interest will be explored for several types of mineralization, including porphyry copper-gold and a new type of gold mineralization recently discovered in the southeast part of the Project area.  Southwestern initiated the program within the area of interest several months ago and to date, over 1,000 stream sediment samples have been collected.  Several important anomalies have already been delineated and exploration concessions have been applied for over these areas.  Southwestern will remain initially as the operator of the Venture Project.

Under the terms of the Agreement, Southwestern and Newmont each have a 50% interest and contribute to the programs on a pro rata basis.  Once mineralization of potential economic significance is discovered, Newmont has two options to increase its working interest on any specific area.  The first option allows Newmont to increase its interest by 10% by fully funding a bankable feasibility study.  The second option allows Newmont to increase its interest by a further 10% (total 70%) by arranging all funding to put a deposit into commercial production. Under the second option, Newmont is entitled to receive 90% of Southwestern’s share of the dividends or distributions until Newmont is reimbursed the equivalent of all Southwestern’s share all costs previously funded by Newmont, plus interest on such costs at LIBOR plus 3%, that Newmont incurred subsequent to the delivery of the feasibility study until the commencement of production.

John Paterson, President stated “Our Joint Venture with Newmont brings in a strong partner with the financial and technical capabilities to advance this Project.”

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling. Fieldwork is being supervised and carried out by Sinorex consultants of Beijing.

Samples are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shaanxi Province, China.  Certain samples will also be shipped to Australia for analysis.

Exploration samples are analyzed by conventional methods at the Xian Laboratory and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, molybdenum, antimony, lead, zinc, cobalt, chrome and bismuth are analyzed by atomic absorption.  Samples will also be analyzed by Newmont using its Bleg expertise.

Southwestern submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.

The exploration program is being carried out by John Zhang, Project Manager and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM and the qualified person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Boka Gold Project in China with Team 209 and the Liam Gold-Silver Project in Peru with Newmont Peru Limited.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN EARNS 90% INTEREST IN BOKA GOLD PROJECT, CHINA

December 10, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced that its subsidiary has successfully completed all of the requirements under the Joint Venture Contract with its partner, Team 209 of the Nuclear Industry of Yunnan Province, and has earned a 90% interest in the Cooperative Company formed to hold the Boka Gold Project in Yunnan Province, China.

Under the terms of the Cooperative Joint Venture Contract dated November 25, 2002, Southwestern will fund all future contributions to the Cooperative Company to maintain its 90% interest while Southwestern’s partner, Team 209, is not required to make any financial contributions in order to retain its 10% share in the distribution of profits of the Cooperative Company.

John Paterson, President of Southwestern, stated, “Earning of our 90% interest in the Boka Gold Project solidifies the Company’s position with respect to tenure on this exciting Project.  The Yunnan Provincial Ministry of Lands and Resources, Kunming City Government, Dongchuan Government and officials from the towns of Boka and Tuoboka have given strong support to our exploration efforts.”

The exploration program on the Boka Gold Project is being carried out by John Zhang, Project Manager and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM and the qualified person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Boka Gold Project in China with Team 209 and the Accha Zinc-Silver and the Antay Porphyry Copper-Gold projects in Peru.  The Company also has a number of other significant joint ventures including the Yunnan Porphyry Copper and Gold Project with Newmont in China and the Liam Gold-Silver Project with Newmont in Peru.

Please visit our website at www.swgold.com to view maps of the Company’s project areas.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
PO Box 10102, Suite 1650

701 West Georgia Street
Vancouver, BC  V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com

www.swgold.com

ANGLO AMERICAN OPTIONS SOUTHWESTERN’S

ANTAY COPPER-GOLD PORPHYRY PROJECT, PERU

Not for distribution to U.S. news wire services or dissemination in the United States.

December 23, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today that its subsidiary has entered into a Heads of Agreement with Anglo American Exploration Peru S.A. under which Anglo American can earn a 55% interest in Southwestern’s Antay Project by spending US$ 5 million in exploration and subscribing for US$5 million in Southwestern shares over five years.  Once vested, Anglo American will have the option to earn an additional 15% interest in the Antay Project by producing, within the next five years, a bankable feasibility study on any specific target identified during the first option period.

The Agreement provides for Anglo American to purchase a total of US$5,000,000 worth of common shares of Southwestern by a private placement subscription for US$1 million per year for five years. Anglo American has agreed, for a period of 12 months from the execution of the Agreement, not to sell those Southwestern shares nor vote those shares contrary to the direction of Southwestern, although it may withhold its vote or abstain from voting.  The private placement is subject to regulatory approval.

Anglo American has a firm commitment to spend US$1.5 million on exploration (including 3,000 metres of drilling within the first year) and subscribe to US$2 million worth of Southwestern shares in the initial two years of the first option.  To maintain the first option during the last three years Anglo American must annually spend a minimum of US$750,000 on exploration and subscribe for US$1 million worth of Southwestern shares.

Southwestern’s 100% owned Antay Porphyry Copper Project is comprised of 50,000 hectares located within the northern extension of the Southern Peru-Porphyry Copper Belt, some 80 kilometres northwest of BHP Billion’s Tintaya porphyry copper deposits.  Three main areas (Sayta, Ccora and Sihuamago) of porphyry copper mineralization have been discovered at Antay within erosional windows and structurally uplifted areas in an extensive cover of young post-mineralization volcanics.

Mapping, trenching, geochemical sampling and ground Induced Polarization geophysical surveys have been carried out on the Property with positive results.  Over 400 rock chip channel samples have been collected and have identified mineralized quartzite, structural breccias, hydrothermal breccias, porphyry stockworks with leached cap and porphyry stockworks with copper (and molybdenite) sulphides. Higher-grade copper values of plus 1% copper are associated with areas containing pervasive copper oxide material and stockwork porphyry containing chalcopyrite, bornite and molydbenite.

In addition to the porphyry mineralization, low sulphidation gold-silver-base metal mineralization has been discovered in the central part of the Property (Quescha Grande).  In the southern part of the Property (Livitaca Sur), skarn gold and copper mineralization has also been discovered.

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Boka gold project in China and the Liam gold-silver and Accha zinc-silver projects in Peru.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: www.swgold.com
e-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

December 10, 2004

ITEM 3.

PRESS RELEASE

Issued December 10, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer is pleased to announced that its subsidiary has successfully completed all of the requirements under the Joint Venture Contract with its partner, Team 209 of the Nuclear Industry of Yunnan Province, and has earned a 90% interest in the Cooperative Company formed to hold the Boka Gold Project in Yunnan Province, China.

Under the terms of the Cooperative Joint Venture Contract dated November 25, 2002, Southwestern will fund all future contributions to the Cooperative Company to maintain its 90% interest while Southwestern’s partner, Team 209, is not required to make any financial contributions in order to retain its 10% share in the distribution of profits of the Cooperative Company.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:

(604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 10th day of December  2004.

SOUTHWESTERN EARNS 90% INTEREST IN BOKA GOLD PROJECT, CHINA

December 10, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced that its subsidiary has successfully completed all of the requirements under the Joint Venture Contract with its partner, Team 209 of the Nuclear Industry of Yunnan Province, and has earned a 90% interest in the Cooperative Company formed to hold the Boka Gold Project in Yunnan Province, China.

Under the terms of the Cooperative Joint Venture Contract dated November 25, 2002, Southwestern will fund all future contributions to the Cooperative Company to maintain its 90% interest while Southwestern’s partner, Team 209, is not required to make any financial contributions in order to retain its 10% share in the distribution of profits of the Cooperative Company.

John Paterson, President of Southwestern, stated, “Earning of our 90% interest in the Boka Gold Project solidifies the Company’s position with respect to tenure on this exciting Project.  The Yunnan Provincial Ministry of Lands and Resources, Kunming City Government, Dongchuan Government and officials from the towns of Boka and Tuoboka have given strong support to our exploration efforts.”

The exploration program on the Boka Gold Project is being carried out by John Zhang, Project Manager and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM and the qualified person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Boka Gold Project in China with Team 209 and the Accha Zinc-Silver and the Antay Porphyry Copper-Gold projects in Peru.  The Company also has a number of other significant joint ventures including the Yunnan Porphyry Copper and Gold Project with Newmont in China and the Liam Gold-Silver Project with Newmont in Peru.

Please visit our website at www.swgold.com to view maps of the Company’s project areas.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
PO Box 10102, Suite 1650

701 West Georgia Street
Vancouver, BC  V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

December 14, 2004

ITEM 3.

PRESS RELEASE

Issued December 14, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer through its subsidiary Minera del Suroeste S.A. (“Southwestern”), and Newmont Peru SRL (“Newmont”), a subsidiary of Newmont Mining Corporation, have signed an Option/Joint Venture Agreement with Sociedad Minera Cambior Peru S.A. (“Cambior”), a subsidiary of Cambior Inc., to explore Cambior’s Minaspata Gold Property in southern Peru.

The 7,000 hectare Minaspata Property, located 110 kilometres southwest of Cuzco and at the north end of the Southwestern-Newmont Liam Regional Project, is a high sulphidation volcanic hosted epithermal type gold system.  The system is defined by five large and numerous smaller zones of massive silicification, vuggy silica, and quartz-alunite alteration over a 12 kilometre long by three kilometre wide area.  Past drilling by Cambior intersected thick, deeply oxidized zones of anomalous gold mineralization over large areas and deeper level zones of strongly pyritic advanced argillic alteration with anomalous gold, copper, lead and zinc mineralization.  Outcrop samples and mineralized boulders returned a number of significant assay values up to 4.77 grams per tonne gold.  Exploration will include additional field mapping, sampling and drilling.

Under the terms of the Agreement, Newmont and Southwestern will each earn a 25.5% interest in the Property (total 51%) by spending US $5 million in the first four years of the Agreement and completing a minimum of 1,000 metres of drilling in the first year.  Funding will be by Newmont and Southwestern on a 50/50 basis.  After vesting the 51% interest, Southwestern and Newmont will have the option to earn an additional 9% (4.5% for Newmont and 4.5% for Southwestern) by jointly spending an additional US $5 million before the sixth anniversary of the Agreement.  Newmont will then have a second option to earn an additional 15% interest (of which 10% will come from Southwestern and 5% from Cambior) by producing a positive feasibility study.  Newmont can then earn an additional 5% interest from Southwestern by funding Southwestern’s proportional cost to put a deposit into commercial production.  Newmont will be the manager/operator of the Project.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:

(604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 15th day of December  2004.

SOUTHWESTERN – NEWMONT OPTION/JOINT VENTURE WITH CAMBIOR MINASPATA GOLD PROPERTY, PERU

December 14, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX), through its subsidiary Minera del Suroeste S.A. (“Southwestern”), and Newmont Peru SRL (“Newmont”), a subsidiary of Newmont Mining Corporation, have signed an Option/Joint Venture Agreement with Sociedad Minera Cambior Peru S.A. (“Cambior”), a subsidiary of Cambior Inc., to explore Cambior’s Minaspata Gold Property in southern Peru.

The 7,000 hectare Minaspata Property, located 110 kilometres southwest of Cuzco and at the north end of the Southwestern-Newmont Liam Regional Project, is a high sulphidation volcanic hosted epithermal type gold system.  The system is defined by five large and numerous smaller zones of massive silicification, vuggy silica, and quartz-alunite alteration over a 12 kilometre long by three kilometre wide area.  Past drilling by Cambior intersected thick, deeply oxidized zones of anomalous gold mineralization over large areas and deeper level zones of strongly pyritic advanced argillic alteration with anomalous gold, copper, lead and zinc mineralization.  Outcrop samples and mineralized boulders returned a number of significant assay values up to 4.77 grams per tonne gold.  Exploration will include additional field mapping, sampling and drilling.

Under the terms of the Agreement, Newmont and Southwestern will each earn a 25.5% interest in the Property (total 51%) by spending US $5 million in the first four years of the Agreement and completing a minimum of 1,000 metres of drilling in the first year.  Funding will be by Newmont and Southwestern on a 50/50 basis.  After vesting the 51% interest, Southwestern and Newmont will have the option to earn an additional 9% (4.5% for Newmont and 4.5% for Southwestern) by jointly spending an additional US $5 million before the sixth anniversary of the Agreement.  Newmont will then have a second option to earn an additional 15% interest (of which 10% will come from Southwestern and 5% from Cambior) by producing a positive feasibility study.  Newmont can then earn an additional 5% interest from Southwestern by funding Southwestern’s proportional cost to put a deposit into commercial production.  Newmont will be the manager/operator of the Project.

Quality Control

Southwestern and Newmont have implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES.  Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, and the Liam Gold-Silver Project in Peru with Newmont Peru Limited as well as the 100% owned Antay Porphyry Copper-Gold Project and Accha Zinc Project in Peru.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
PO Box 10102, Suite 1650

701 West Georgia Street
Vancouver, BC  V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

December 17, 2004

ITEM 3.

PRESS RELEASE

Issued December 17, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer announced was the sole private placee and purchased the 1,500,000 common shares from Superior Diamonds. Southwestern previously owned 15.2% of the outstanding shares of Superior Diamonds and as a result of this private placement now owns an aggregate of 19.79% of the shares. Southwestern Resources has acquired the shares for investment purposes and

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:

(604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 17th day of December  2004.

NEWS RELEASE

SUPERIOR DIAMONDS INC.

SOUTHWESTERN RESOURCES CORP.

PRIVATE PLACEMENT CLOSES

December 17, 2004

VANCOUVER BC - SUPERIOR DIAMONDS INC. (SUP-TSXV) ANNOUNCED TODAY THAT THE PROPOSED PRIVATE PLACEMENT DISCLOSED ON DECEMBER 2, 2004 HAS CLOSED AND IT HAS RECEIVED GROSS PROCEEDS OF $600,000 THROUGH THE SALE OF 1,500,000 COMMON SHARES AT A PRICE OF $0.40 PER SHARE.  THE SECURITIES ARE SUBJECT TO A FOUR MONTH HOLD PERIOD EXPIRING APRIL 18, 2005.

Southwestern Resources Corp. (SWG-TSX) was the sole private placee and purchased the 1,500,000 common shares from Superior Diamonds. Southwestern previously owned 15.2% of the outstanding shares of Superior Diamonds and as a result of this private placement now owns an aggregate of 19.79% of the shares. Southwestern Resources has acquired the shares for investment purposes and has no current intention to increase the beneficial ownership, control or direction of Superior Diamonds.

Superior Diamonds intends to use the net proceeds from the private placement for the purposes of carrying out further exploration on its projects in Québec and Ontario and for unallocated working capital.

Southwestern Resources is an insider of Superior and thus the private placement is considered to be a “related party transaction” as defined under Ontario Securities Commission Rule 61-501 (the “Rule”).  The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule as neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of Superior’s market capitalization.

Superior Diamonds has a large land position in northern Ontario and has acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Strongbow Resources Inc. (formerly Navigator Exploration Corp.).  Aurora Platinum Corp. also owns 26% of the outstanding shares of the Company.

Southwestern Resources Corp. is exploring in several countries for precious and other base metals, including the Boka Gold Project in China with Team 209 and the Liam Gold-Silver Project in Peru with Newmont Peru.  The Company has a number of significant joint ventures and wholly owned properties.

For more information, please contact:

Thomas W. Beattie, Director

Superior Diamonds Inc.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 806-0667 / Fax (604) 688-5175

info@superiordiamonds.ca

www.superiordiamonds.ca

John G. Paterson, President

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

December 17, 2004

ITEM 3.

PRESS RELEASE

Issued December 17, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer announced was the sole private placee and purchased the 1,500,000 common shares from Superior Diamonds. Southwestern previously owned 15.2% of the outstanding shares of Superior Diamonds and as a result of this private placement now owns an aggregate of 19.79% of the shares. Southwestern Resources has acquired the shares for investment purposes and

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:

(604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 17th day of December  2004.

NEWS RELEASE

SUPERIOR DIAMONDS INC.

SOUTHWESTERN RESOURCES CORP.

PRIVATE PLACEMENT CLOSES

December 17, 2004

VANCOUVER BC - SUPERIOR DIAMONDS INC. (SUP-TSXV) ANNOUNCED TODAY THAT THE PROPOSED PRIVATE PLACEMENT DISCLOSED ON DECEMBER 2, 2004 HAS CLOSED AND IT HAS RECEIVED GROSS PROCEEDS OF $600,000 THROUGH THE SALE OF 1,500,000 COMMON SHARES AT A PRICE OF $0.40 PER SHARE.  THE SECURITIES ARE SUBJECT TO A FOUR MONTH HOLD PERIOD EXPIRING APRIL 18, 2005.

Southwestern Resources Corp. (SWG-TSX) was the sole private placee and purchased the 1,500,000 common shares from Superior Diamonds. Southwestern previously owned 15.2% of the outstanding shares of Superior Diamonds and as a result of this private placement now owns an aggregate of 19.79% of the shares. Southwestern Resources has acquired the shares for investment purposes and has no current intention to increase the beneficial ownership, control or direction of Superior Diamonds.

Superior Diamonds intends to use the net proceeds from the private placement for the purposes of carrying out further exploration on its projects in Québec and Ontario and for unallocated working capital.

Southwestern Resources is an insider of Superior and thus the private placement is considered to be a “related party transaction” as defined under Ontario Securities Commission Rule 61-501 (the “Rule”).  The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule as neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of Superior’s market capitalization.

Superior Diamonds has a large land position in northern Ontario and has acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Strongbow Resources Inc. (formerly Navigator Exploration Corp.).  Aurora Platinum Corp. also owns 26% of the outstanding shares of the Company.

Southwestern Resources Corp. is exploring in several countries for precious and other base metals, including the Boka Gold Project in China with Team 209 and the Liam Gold-Silver Project in Peru with Newmont Peru.  The Company has a number of significant joint ventures and wholly owned properties.

For more information, please contact:

Thomas W. Beattie, Director

Superior Diamonds Inc.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 806-0667 / Fax (604) 688-5175

info@superiordiamonds.ca

www.superiordiamonds.ca

John G. Paterson, President

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release